SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d–1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

The Alpine Group, Inc.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

020825 10 5

(CUSIP Number)

Mr. Steven S. Elbaum
c/o The Alpine Group, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073
(201) 549-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 020825 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven S. Elbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,195,318

	8.	Shared Voting Power 1,262

	9.	Sole Dispositive Power 6,032,365

	10.	Shared Dispositive Power 1,262

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,263,844

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 28.5%

14.	Type of Reporting Person (See Instructions) IN

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Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $.10 per share (the “Common Stock”), of The Alpine Group, Inc., a Delaware corporation (“Alpine”).  The principal executive offices of Alpine are located at One Meadowlands Plaza, East Rutherford, New Jersey 07073.

Item 2.	Identity and Background
(a) Name
(b) Residence or business address
(c) Present principal occupation or employment
Steven S. Elbaum (the “reporting person”) c/o The Alpine Group, Inc. One Meadowlands Plaza East Rutherford, New Jersey 07073
The reporting person is Chairman of the Board and Chief Executive Officer of Alpine, an industrial holding company.

(d) and (e)  During the last five years, the reporting person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship
United States
Item 3.	Source and Amount of Funds or Other Consideration

On June 23, 2003, the reporting person, directly and through certain limited liability companies owned or controlled by him, purchased a total of 4,426 shares of Series A Cumulative Convertible Preferred Stock, par value $1.00 per share (the “Series A Preferred Stock”), of Alpine at a price of $380.00 per share for an aggregate purchase price of $1,681,880.  The reporting person used his personal funds and funds of those entities, as applicable, to make such purchase.

At any time after the earlier to occur of (a) the consummation of the first public offering to stockholders of Alpine of rights to purchase shares of Series A Preferred Stock pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, and (b) March 31, 2004 (the earlier of such dates being hereinafter referred to as

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the “Conversion Commencement Date”), and prior to the Conversion Termination Date (as described in the next sentence), the Series A Preferred Stock is convertible, at the option of the holder, into shares of Common Stock at a specified conversion rate (691 shares of Common Stock for each share of Series A Preferred Stock), subject to adjustment in the event of stock splits, stock dividends, recapitalizations, mergers and the like.  The “Conversion Termination Date” means the close of business on the earlier to occur of:  (i) the date which is 10 days preceding the date fixed for the redemption of the Series A Preferred Stock if there is no default in payment of the redemption price payable upon a change in control of Alpine and (ii) December 21, 2009.  In addition, after the Conversion Commencement Date, Alpine may cause the Series A Preferred Stock to be converted into Common Stock if the Common Stock is then listed on the New York Stock Exchange or the American Stock Exchange or is traded in the Nasdaq National Market System and the average closing price of a share of Common Stock, for any 20 consecutive trading days, equals or exceeds 300% of the conversion price then in effect (currently $0.55).  In accordance with the aforementioned conversion provisions, the shares of Series A Preferred Stock beneficially owned by the reporting person are convertible into an aggregate of 3,058,366 shares of Common Stock.  Holders of the Series A Preferred Stock are entitled to vote their shares on an as-converted basis together with holders of the Common Stock.

This Statement also reflects the following additional transactions:

(1)           The reporting person, using his personal funds, purchased 44,750 shares of Common Stock in an open market transaction on March 11, 2003 at a price of $0.53 per share for an aggregate purchase price of $23,717.50.

(2)           The reporting person, in his capacity as Chief Executive Officer of Alpine, has received the following compensation-related stock option and restricted stock grants approved by the Executive Compensation and Organization Committee of the Board of Directors of Alpine:  (i) an aggregate of 353,051 shares of restricted Common Stock, including a grant of 150,000 shares of restricted stock on June 20, 2003 (the “June 20, 2003 Restricted Stock”); (ii) options to purchase 450,000 shares of Common Stock, which grant was also awarded on June 20, 2003 (the “June 20, 2003 Options”); and (iii) options to purchase an aggregate of 863,320 shares of Common Stock, which options have been cancelled and, accordingly, are not reflected herein.  The exercise price of the June 20, 2003 Options is $0.76, the closing price of the Common Stock on the date of grant.  The June 20, 2003 Options and June 20, 2003 Restricted Stock vest in three equal annual installments beginning on June 20, 2004, and the June 20, 2003 Options expire on June 20, 2013.  The June 20, 2003 Options and June 20, 2003 Restricted Stock are included in this Statement even though they are not currently vested and will not vest within 60 days.

(3)           On or about August 8, 2003, Alpine will issue to the reporting person, for credit to his account under the Alpine Deferred Stock Account Plan, an aggregate of 401,239 shares of Common Stock pursuant to the terms of the reporting person's employment agreement, as described in Item 6 below.

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Item 4.	Purpose of Transaction

The reporting person acquired the shares of Series A Preferred Stock included herein for investment purposes as part of a private placement of the Series A Preferred Stock made by Alpine to officers and directors (and affiliates of such officers and directors) of Alpine and its subsidiaries.  The 44,750 shares of Common Stock acquired in an open market transaction on March 11, 2003 were also acquired for investment purposes.  The other transactions reflected herein are related to compensatory arrangements between Alpine and the reporting person.

The reporting person holds his shares for investment purposes and currently has no plans to acquire additional shares, other than pursuant to existing compensatory arrangements with Alpine.  The reporting person may from time to time acquire additional shares with an intent to increase his control over Alpine generally.

The reporting person currently has no plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer

(a)           The reporting person may be deemed to beneficially own an aggregate of 6,263,844 shares of Common Stock (approximately 28.5% of the outstanding shares of Common Stock (including 5,726,317 shares issuable upon conversion of the outstanding shares of Series A Preferred Stock) as of June 23, 2003).

(b) Number of shares of Common Stock as to which the reporting person holds:

(i)            Sole power to vote or to direct the vote:  5,195,318.  Includes (A) the June 20, 2003 Restricted Stock, (B) the June 20, 2003 Options and (C) 51,844 shares of restricted stock and 178,373 shares received upon exercise of certain stock options that have been credited to the accounts of certain other officers and employees of Alpine under Alpine’s Deferred Stock Account Plan, which provides that the reporting person has the sole power to vote such shares.  Also includes a total of 3,058,366 shares issuable upon conversion of the Series A Preferred Stock.  Although the Series A Preferred Stock is not currently convertible into Common Stock, holders of the Series A Preferred Stock are entitled to vote their shares on an as-converted basis together with holders of the Common Stock, and accordingly such shares are included herein.  A total of 2,059,180 of such shares are held by the reporting person directly and a total of 999,186 of such shares are held by certain limited liability companies owned or controlled by the reporting person.  Does not include 86,051 shares of restricted stock and 579,974 shares received upon exercise of certain stock options that have been credited, and 401,239 shares of Common Stock to be received pursuant to the reporting person’s employment agreement (as described in Item 6 below) that will be credited, to the reporting person’s account under Alpine’s Deferred Stock Account Plan, which provides that such shares shall be voted by action of the Board of Directors of Alpine.

(ii) Shared power to vote or to direct the vote: 1,262 shares owned by the reporting person’s wife as custodian for their son, as to which shares the reporting person disclaims beneficial ownership.

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(iii)          Sole power to dispose or to direct the disposition: 6,032,365.    Includes (A) the June 20, 2003 Restricted Stock, (B) the June 20, 2003 Options and (C) 86,051 shares of restricted stock and 579,974 shares received upon exercise of certain stock options that have been credited, and 401,239 shares of Common Stock to be received pursuant to the reporting person’s employment agreement (as described in Item 6 below) that will be credited, to the reporting person’s account under Alpine’s Deferred Stock Account Plan.  Also includes a total of 3,058,366 shares issuable upon conversion of the Series A Preferred Stock.  Although the Series A Preferred Stock is not currently convertible into Common Stock, holders of the Series A Preferred Stock are entitled to vote their shares on an as-converted basis together with holders of the Common Stock, and accordingly such shares are included herein.  A total of 2,059,180 of such shares are held by the reporting person directly and a total of 999,186 of such shares are held by certain limited liability companies owned or controlled by the reporting person.  Does not include the 51,844 shares of restricted stock and 178,373 shares received upon exercise of certain stock options that have been credited to the accounts of certain other officers and employees of Alpine under Alpine’s Deferred Stock Account Plan.

(iv)          Shared power to dispose or to direct the disposition:  1,262 shares owned by the reporting person’s wife as custodian for their son, as to which shares the reporting person disclaims beneficial ownership.

(c) Except as noted above, the reporting person did not effect any transactions in the Common Stock during the past 60 days.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 5 above and in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any person with respect to any securities of Alpine of the type required to be disclosed in this Item 6.

The reporting person’s employment agreement with Alpine, in accordance with an amendment approved by the Board of Directors of Alpine on January 3, 2003, provides that the reporting person’s base salary for 2003 of $621,920 will be paid in a combination of cash and Common Stock based on the closing price on January 3, 2003.  Specifically, the first 60% of the reporting person’s base salary is payable in cash and the remaining 40% will be paid in shares of Common Stock (totaling 401,239 shares).  The amendment provides that the shares of Common Stock will be credited to Alpine’s Deferred Stock Account Plan immediately following the date on which the reporting person receives the final installment of the cash portion of his salary, but in no event earlier than July 3, 2003.  Such shares of Common Stock will be fully vested and will be deferred for a period of five years.  Under the terms of the Deferred Stock Account Plan, the reporting person will be entitled to a matching contribution in shares of Common Stock equal to 25%

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of the shares that are deferred for a three-year period and an additional 25% of the shares that are deferred for the full five-year period.
Item 7.	Material to Be Filed as Exhibits
Not applicable

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Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2003
Date
/s/ Steven S. Elbaum
Signature
Steven S. Elbaum
Name/Title